Laegacy Inc.




Annual Report
2020

Annual Report 2020

Throughout this document, mentions of Laegacy refer to Laegacy, a C-Corporation formed on 03-04-2020 in Indiana (the "Company"). The Company's physical address is 711 Meridian St, West Lafayette, IN 47906.

You may contact the Company by emailing team@aeoncharge.com. This annual report is posted on the Company's website, https://aeoncharge.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Laegacy Inc. ("Laegacy" or "Company") is a corporation formed on 03-04-2020, in the state of Indiana. The Company's physical address is 711 Meridian St, West Lafayette, IN 47906. The Company's web site may be accessed at https://aeoncharge.com/

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Dwi Sutandar

Board positions with Laegacy

Dates	Position	Principal Occupation
03/2020 - Present	Director	President and CEO

Positions with Laegacy

Dates	Position	Responsibilities
03/2020 - Present	CEO	CEO

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2018 - 07/2021	Solar Chapter	Technical Director

Lin Sun Fa

Board positions with Laegacy

Dates	Position	Principal Occupation
03/2020 - Present	Director	Director and CTO

Positions with Laegacy

Dates	Position	Responsibilities
03/2020 - Present	CTO/CPO	Chief Technology Officer / Chief Product Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2018 - 07/2021	Solar Chapter	Operations Director

Christopher Jing

Board positions with Laegacy

Dates	Position	Principal Occupation
11/2020 - Present	Director	Director and COO

Positions with Laegacy

Dates	Position	Responsibilities
11/2020 - Present	COO	Chief Operating Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2020 - 08/2020	Microsoft Corp.	Financial Analyst
06/2020 - 08/2019	Accenture, PLC	Consulting Analyst

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Dwi Sutandar owns 3,031,061 shares of Common Stock, representing a voting power of 62.58%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Problem: Public EV charging is broken. Currently, there are more than 50 EV charging networks in the United States, forcing EV drivers to download multiple charging apps and juggle multiple network cards. Furthermore, charger owners don't have access to quality tools to manage their charging stations. Due to this lack of management tools for site hosts, EV drivers often face issues such as broken chargers or gasoline vehicles occupying charging spaces.

Solution: AeonCharge offers a universal platform paired with our proprietary smart-up technology to provide a comprehensive and accessible EV charging network. Drivers can navigate, activate, and pay for EV chargers across different providers using our payment visa; at both network and non-network operators. Our smart-up technology facilitates the integration of non-networked chargers onto our platform and is brand and model agnostic. For site hosts, we provide robust analytics and management tools as well advertising plans to enable charger owners to capitalize on their stations.

Business Model: We have three revenue pipelines: a freemium model for EV drivers, a revenue share per transaction, and a subscription advertising plan for site hosts. For the premium EV drivers, we offer perks such as unlimited charging and promotional offers. For free users, we charge a percentage fee per charging session. Lastly, site hosts are given the option to attract more EV drivers with a monthly advertising plan.

Marketing Strategy: Our marketing strategy consists of both online and in-person channels, including social media campaigns that generate organic users and direct outreach to EV drivers we meet at EV community events. With these drivers, we created an active slack group of 350+ EV owners. Our team is also partnering with local businesses such as restaurants, hotels, and sporting events to further expand our potential users/site hosts pool through referral programs.

Upcoming Milestones: Our immediate milestone is to secure strategic partnerships with the 10 largest EV charging network operators to secure 90+% market share. We will also continue to expand our platform based on the feedback from the private beta with features such as RFID/NFC activation, mobile activation, and live data. In November 2021, we will debut our full public launch nationwide. We plan to raise our series A round in the second quarter of 2022 to support further expansion and growth.

5. How many employees does the Company currently have? (§ 227.201(e))

5

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

COVID-19 Pandemic Risks

- our supply chain may be disrupted, customer demand for our products may decline or customer purchases may be pushed out if the COVID-19 pandemic persists;
- we may not be able to meet customer demand and keep our workforce healthy if an outbreak should occur at one of our facilities and we are unable to contain it;
- we may be unable to provide service to our customers in a timely manner or at all if travel restrictions persist, common carrier routes are canceled or quarantines are imposed; and
- our facilities could be shut down for an extended period of time if an outbreak occurs in any of the jurisdictions where we manufacture our products

Business Model and Capital Structure

- we may not be able to maintain our technology advantage or protect our proprietary rights;
- we may not be able to compete with new products introduced by our competitors;
- we may not receive components necessary to build our products in a timely manner;
- we may fail to operate our business in a manner consistent with our business plan;
- we may not have sufficient financial resources to repay our indebtedness when it becomes due;
- we may fail to comply with the covenants in our revolving credit facility, which could impair our ability to borrow needed funds under the facility, or require us to repay it sooner than we planned;
- if our products fail to operate properly or contain defects or our customers are sued by third parties due to our products, we may be liable under indemnification provisions with our customers; and
- we may incur significant restructuring charges or other asset impairment charges or inventory write-offs.

Industry Risks

- we may not be able to keep pace with technological changes in the industries in which we operate;
- we have a highly concentrated customer base; and
- prevailing local and global economic conditions may negatively affect the purchasing decisions of our customers.

General Commercial, Financial and Regulatory Risks

- laws, regulations or other orders may limit our ability to sell our products to certain customers or to provide service on products previously sold to those customers;
- we may be exposed to tariffs or similar trade impairments;
- international sales may expose us to longer payment cycles or collection difficulties;
- intellectual property disputes can be expensive and could result in an inability to sell our products in certain jurisdictions;

- we may be unable to attract or retain key personnel;
- reliance on third party service providers could result in disruptions if such third parties cannot perform services for us in a timely manner;
- cybersecurity incidents could result in the loss of valuable information or assets or subject us to costly litigation;
- we may face disruptions if we cannot access critical information in a timely manner due to system failures;
- natural disasters, acts of war or other catastrophic events could significantly disrupt our operations for lengthy periods of time;
- we may fail to successfully hedge our exposure to currency and interest rate fluctuations;
- we are subject to exposure from tax and regulatory compliance audits;
- economic, political or other conditions in the jurisdictions where we earn profits can impact the tax laws and taxes we pay in those jurisdictions, subsequently impacting our effective tax rate, cash flows and results of operations; and
- changes in accounting pronouncements and laws could have unforeseen effects.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	7,239,897	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At issuer's discretion. This valuation was also based on market research, Discounted Cash Flow Forecasts, and other data to determine a fair market value (FMV) for the stock.

For instance, market research shows that the EV charging industry will grow at a 46.6% CAGR from 2020-2027. Based on a bottoms-up calculation, the total addressable market in the US for Laegacy is $724 million in 2021. This will grow to $2.1 billion in 2025, $11.3 billion in 2030, and $95.2 billion in a fully EV-saturated market.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Laegacy, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Laegacy and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Laegacy has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Laegacy will file a report electronically with the SEC annually and post the report on its web site (https://aeoncharge.com/) no later than 120 days after the end of each fiscal year covered by the report.

Laegacy Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Cost of Goods Sold	
Software	137,800.00
Subcontracted Services	6,314.25
Total COGS	144,114.25
Gross Profit	-144,114.25
Expense	
Automobile Expense	7,475.00
Bank Service Charges	0.00
Computer and Internet Expenses	121.19
Continuing Education	64.00
Office Supplies	1,362.60
Professional Fees	3,700.00
Rent Expense	9,895.00
Software Expense	620.11
Utilities	294.68
Total Expense	23,532.58
Net Ordinary Income	-167,646.83
Other Income/Expense	
Other Expense	
Ask My Accountant	0.00
Total Other Expense	0.00
Net Other Income	0.00
Net Income	**-167,646.83**

Laegacy Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking	18,888.22
Total Checking/Savings	18,888.22
Accounts Receivable	
Accounts Receivable	372.67
Total Accounts Receivable	372.67
Total Current Assets	19,260.89
TOTAL ASSETS	**19,260.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Reimbursements	
Dwi	4,780.57
Lin Sun	16,157.37
Total Reimbursements	20,937.94
Total Other Current Liabilities	20,937.94
Total Current Liabilities	20,937.94
Total Liabilities	20,937.94
Equity	
Capital Stock	
Alec	306.00
Chris Jing	66.67
Dwi Capital	453.11
Irawan Capital	165,000.00
Lin Sun Capital	144.00
Total Capital Stock	165,969.78
Net Income	-167,646.83
Total Equity	-1,677.05
TOTAL LIABILITIES & EQUITY	**19,260.89**

Laegacy Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-167,646.83
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-372.67
Reimbursements:Dwi	4,780.57
Reimbursements:Lin Sun	16,157.37
Net cash provided by Operating Activities	-147,081.56
FINANCING ACTIVITIES	
Capital Stock:Alec	306.00
Capital Stock:Chris Jing	66.67
Capital Stock:Dwi Capital	453.11
Capital Stock:Irawan Capital	165,000.00
Capital Stock:Lin Sun Capital	144.00
Net cash provided by Financing Activities	165,969.78
Net cash increase for period	18,888.22
Cash at end of period	**18,888.22**